Exhibit 99.1

Former Asia Head of Rothschild joins Digital-Asset Wealth Firm Metalpha

HONG KONG, July 25, 2025 /PRNewswire/ -- Metalpha Technology Holding Limited (Nasdaq: MATH) (“Metalpha” or the “Company”), a leading digital asset-focused wealth management company, today announced the appointment of Mrs. Monique Chan as CEO of LSQ Capital Limited (“LSQ Capital”)，the Company’s Hong Kong-based subsidiary licensed by the Securities and Futures Commission (SFC). She will be focus on building a digital asset friendly family office platform, effective on August 1, 2025.

Mrs. Chan brings over 30 years of banking experience, having held senior positions such as CEO of Banque Privée Edmond de Rothschild HK and Asia Head of the Rothschild Group, Chief Executive HK of HSBC Private Bank, CEO of BMO Private Bank Asia, and Vice Chair Asia of Bank J. Safra Sarasin. She also served on the board of Private Wealth Management Association and has been awarded the Top 50 Most Influential Private Banking Executives in Asia.

“Combining Mrs. Chan’s exceptional wealth management expertise with our innovative digital asset solutions, we are uniquely positioned to redefine the digital asset wealth management for ultra-high-net-worth (UHNW) clients and family offices.” said Mr. Adrian Wang, CEO of Metalpha.

About Metalpha

Metalpha Technology Holding Limited (Nasdaq: MATH), through its subsidiaries, is dedicated to providing digital asset-focused wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of digital asset-based wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.